11650 South State Street, Suite 240
Draper, UT 84020

PH (801) 816-2524

FAX (801) 816-2599

January 9, 2018

VIA EMAIL AND EDGAR

Laura Veator - Staff Accountant

Matthew Derby - Staff Attorney

Stephen Krikorian - Accounting Branch Chief

Barbara C. Jacobs - Assistant Director, Office of Information Technologies and Services

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

derbym@SEC.GOV

Re: Edgar Express, Inc.

Registration Statement on Form S-1

Filed January 2, 2018 as amended

File No. 333-220851

Acceleration Request

Requested Date: January 12, 2018

Requested Time: 11:00 AM Eastern Time

Dear Sirs/Mesdames:

Edgar Express, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes John D. Thomas, Esq., counsel to the Registrant, to orally modify or withdraw this current request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

U.S. Securities & Exchange Commission

Division of Corporate Finance

January 9, 2018

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Thomas at (801) 816-2536.

Very truly yours,

EDGAR EXPRESS, INC.

/s/ Mary Foster

Mary Foster

Chief Executive Officer